Freeman Capital

Wealth Starts Here

Wealth management as a service: Providing on-demand and long-term wealth-building actions to the masses to close the wealth gap.

The Wealth Gap

174 million Americans are currently middle class but within 50 years, <u>won't be</u> unless they can take immediate and holistic actions to build wealth, <u>now</u>.


7 out of 10 people
"Winging" their Finances
Latinx Median Wealth = $0
By 2073
Black Median Wealth = $0
By 2053
People of color majority of USA
By 2040

freeman capital

We conducted over 4,000 surveys,
wealth building appears too painful and hard.

Too hard to get started

Too many different apps & services

89.5% do not use any financial app at all

Wealth Building WAS Too Hard

Personal finance is rooted in behavior and habits.

64% have never invested before

Don't have time to look for help

87.2% rate wealth building as a top priority

freeman capital

"When we can make the right thing the easy thing, we will all do the right thing."

Chief Behavioral Officer, Matt Wallaert

Clover Microsoft lendingtree

WHAT IS THE RIGHT THING?

Offer a platform that uses behavioral science to nudge users to want to change behavior for their own good, by providing them with holistic financial services, user-specific wealth roadmaps all within an intuitive *(patent pending)* accountability method.

By making wealth building easy for all
Freeman Capital makes it easy and free to start
Freeman Capital make it comprehensive
Freeman Capital make it personal


Financial Education
Community
Financial Planning
Investing
Wealth Management
89% of people rate wealth building as a #1 goal

freeman capital


9:41
Freeman Capital
Welcome to
Freeman Capital
Let's get your wealth growing! We have done the hard work to figure out how wealth is built. Here you will get a plan with support built just for you.
We are in this together!
1. Get Your Wealth Building Actions
In less than 3 minutes, you can get your personalized wealth building plan. You won't have to give us any private information to get started.
Take the next step to building your wealth.
2. Speak to Your Financial Planner
3. Explore the Community
4. Learn in the Academy
Let's Begin
9:41
Freeman Capital
WEALTH GOAL
5 Steps to Build Wealth
I will build generational wealth for my family and for my children. I am building for a better tomorrow. My children will live a better life because of my changes.
Feeling Confident
$10,320
Nia found $254/mo you could invest
Review the expenses and choose to build wealth
Review
Switch to a high interest savings account
Have $68 more just by changing accounts
Start
NEXT MEETING: FEB 20, 2020 @ 12PM
Next Topic: Credit Card Payoff Ideas
Call
Chat
Ashley, CFP
Roadmap
To-Dos
Schedule
Networth
Finances
9:41
Freeman Capital
Get Answers to Your Questions
TAKE THE NEXT STEP TO BUILD WEALTH
WHAT AREAS DO YOU WANT TO TALK ABOUT?
Finding more money in my budget
Improving my credit
Paying off my student loans
Getting debt free
Investing
MyWealth Plan
Other
Enter your number 1 question to discuss with your planner
Let's Begin

freeman capital

Product Comparison

		Betterment	personal CAPITAL	Financial Coach	Human RIA
Targeting People of Color	●				
Financial Education & Social Community	●			●	
"Nia" the A.I. Daily Money Manager Assistant	●				
High Touch Financial Planning for All Customers	●			●	●
Managed Low-Cost Investing	●	●	●		●
Wealth Concierge Network	●				●

Our Unique Factors

"Nia" the AI Daily Money Manager Assistant

We help users organize their money, goals and build a user-specific wealth roadmap

HI-Touch Financial Planning for All

No $100k minimums here.

Those who need it the most, get help!

Behavior Suggestions

Platform is built to help users want to change their own behaviors to build wealth



Social Community

Leveraging herd mentality to make 1st time & 1st generation investors feel empowered

Wealth Concierge Network

Highly trusted advisor at scale - a marketplace of service providers to manage, protect and build wealth

freeman capital

Our opportunity is in diversity

- By 2040, majority of USA is non-white
- No market leader focused on the growing niche of people of color
- Majority of these new middle class prospects have no allegiance to existing firms


100%
80%
60%
40%
20%
0%
2030
2040
2050
2060
White
Black
Hispanic
All Others

Represents a total SOM of 48 million people and $2.8 trillion in assets

freeman capital

What Customers Are **ALREADY** Saying



"For the price of Netflix and Hulu,
I get my financial life together"



"Freeman Capital made it super
easy to understand & get started"



"I'm happy & excited about my
choice to invest with Freeman"

TRACTION SO FAR

We are closing the wealth gap by making it easy for people to get started, get educated and get specific wealth-building actions to start increasing their wealth within the first 30 days.

7k

400

75K

8,000+ Waitlist



4Q19 Beta Launch ~ 100 Customers


MRR
$1,109
+17.85%
Last 30 days

Raised $200k+

98%
2019 Monthly Paid User Retention

$3,330
2019 10 Year Customer Lifetime Value

startupgrind
IN PARTNERSHIP WITH Google for Startups

Google for Startups

BLACK ENTERPRISE

USA TODAY

freeman capital

Go To Market Strategy

Organic Growth

Organic search traffic, search engine optimization and search term targeting

25% of Leads

Content Marketing

Social Media, Blogs, Podcasts, Video, etc.

65% of Leads

Paid Ads

Paid ads via social media (FB, Instagram,etc.) and paid search (Google Ads)

$1.01 Per Lead

Affiliate Marketing

Paid events, sponsorships, influencer engagement and community growth

10% of Leads

Data based on Jan 2019 - Feb 2020 historical numbers

Marketing Funnel

01 Visitor interacts with Freeman Capital content

02 Visitor shares contact info (email/phone)

03 Contact joins Freeman Academy for free

04 Free user converts to paid subscription


Visitor to Content
22%
Contact Info Provided
9.9%
Academy User
8%
Paid User

Percentages are based on 2019 beta historical numbers

Product Roadmap

Freeman Academy
Gateway to our platform,
free membership and education

Investment Management
Management of funds both in
and off the platform


8% Conversion
50% Conversion*
5% Conversion*

Financial Planning
Monthly wealth building
actions and net worth growth

Wealth Concierge
Wealth management
and preservation

Above is the full customer life journey
Customers can join at any stage of the journey at any time
* Are projected conversion rates

freeman capital

How We Make Money

Academy	Financial Planning	Investment Management	Wealth Concierge
Financial literacy, social community and initial wealth actions	One-on-One planning via AI, CFPs, and Financial Therapists	Managed investments, and all major asset classes	Wealth Team to surround, build, protect users wealth
FREE	**$27 - $97 / MO**	**0% - 1% AUM**	**CUSTOM**

AI = Artificial Intelligence; CFP = Certified Financial Planners

Who We Are



Calvin W.
CEO

40 Under 40 Winner
Multiple Previous Start Ups

North Carolina Agricultural and Technical State University



Bruce M.
CFO

Raised over $78M
Founder of $40m Tech Firm

Stanford University



Daryl S.
CMO

Over 15 Years in Marketing
Fortune 500, Startups

Wake Forest University

Advisors



Barbara Bickham

Raised over $50m, 8 Successful Exits, Expertise in AI, Blockchain, Fundraising, Monetization, Sustainability



Mark Purnell

Top financial advisor with over 35-years of experience. Made over $50 million for clients. Successfully built/exited 3 financial service businesses.



Matt Wallaert

Chief Behavioral Officer at Clover Health, Behavioral Scientist at Microsoft, Lending Tree, Thrive

The Ask


Admin
10% or $300k
Seed Round
$3.0M
Marketing
60% or $1.8M
Technology
30% of $900k

$1.8 in Marketing Spend results in

$984k in Monthly Recurring Revenue
or
$11,800,000 in Annual Recurring Revenue

MRR: Monthly Recurring Revenue; CAC: Average Customer Acquisition Cost

THANK YOU

Let's Chat

Calvin Williams, Jr., CEO
contact@freemancapital.co
www.freemancapital.co

Key Take-Aways

We are closing the wealth gap by making it easy for people to get started, get educated and get specific wealth-building actions to start increasing their wealth within the first 30 days.

Based in North Carolina

2018 & 2019
Founded Launched

Minority Led, Gender Diverse & Inclusive

Leadership Team of 4

Raised $200k

10%+ MoM MRR Growth

1st Black-Owned Robo in USA

Google for Startups

freeman capital

Key Unit Economics Comparison

	Business Model	Customer w/ <$20,000 AUM		Customer w/ <$50,000 AUM		Customer w/ <$100,000 AUM		Customer w/ <$250,000 AUM		Paid User Churn
		LTV	CAC	LTV	CAC	LTV	CAC	LTV	CAC	
Betterment	AUM Fees	$500	$1,000	$1,250	$1,000	$2,500	$1,000	$6,250	$1,000	~2%
Wealthfront	AUM Fees	$500	$300	$1,250	$300	$2,500	$300	$6,250	$300	~2%
Freeman Capital	SaaS + AUM Fees	**$5,330**	**$75**	**$8,240**	**$100**	**$13,240**	**$175**	**$28,240**	**$300**	~2%

The competition's AUM fees model focuses on the $100,000+ AUM customer.

Our SaaS model serves the <$100,000 AUM customer and makes it profitable.

AUM: Assets Under Management; 10 Year LTV: Customer Lifetime Value; CAC: Average Customer Acquisition Cost; Paid User Churn is per month

Total US Market

In Assets


SOM
$2.8T
SAM
$9T
$2.8T
of Assets available in
Share of Market
$22T
TAM

In Population


52%

TAM 174 Million Americans

With net worth under $250,000


40%

SAM 69.9 Million Black & Brown Americans

With net worth under $250,000


27%

SOM 48.3 Million Black & Brown Americans

With net worth under $250,000 & aged 22-53

TAM = Total Addressable Market; SAM = Served Available Market; SOM = Targeted Share of Market

freeman capital

US Opportunity Based on Traffic

Organic interest from around the country, working on maximizing funnel to increase conversions

100%
of USA

Organic Prospects

Current waitlist prospects

covering all 50 States

36%
of
Prospect
States

Current Users

Users covering 18 of 50 states



freeman capital